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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                    Systems & Computer Technology Corporation
          ------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Delaware                                          23-10701520
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(State of incorporation or                             (I.R.S. Employer
      organization)                                   Identification No.)


    Great Valley Corporate Center, Four Country View Road, Malvern, PA 19355
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               (Address of principal executive offices) (zip code)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [ ].

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.
[X].

         Securities Act registration statement file number to which this form relates: Not Applicable.

         Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class                         Name of Each Exchange On Which
 To Be So Registered                         Each Class Is To Be Registered
 -------------------                         ------------------------------

         Securities to be registered pursuant to Section 12(g) of the Act:

                        Preference Stock Purchase Rights
                     --------------------------------------
                                (Title of Class)


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Item 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  On March 18, 1999, the Board of Directors of Systems & Computer Technology Corporation (the "Company") adopted a Stockholder Rights Plan, providing that one Right shall be attached to each share of Common Stock of the Company. The Rights will be distributed on April 16, 1999 to Shareholders of record on April 9, 1999. Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a share of Series A Preferred Stock, with a par value of $.10 per share (the "Preferred Stock"), at a purchase price of $100 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), dated as of April 13, 1999, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the "Rights Agent").

                  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificate will be distributed. The Rights will be separated from the common stock only upon a Distribution Date, which will occur upon the earlier of (i) a public announcement or other knowledge of the Company that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) the close of business on a date designated by the Board of Directors following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 13, 2009, unless earlier redeemed by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock prior to the Distribution Date will be issued with Rights.

                  In the event that an Acquiring Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Series A Preferred Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price times the


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number of shares of Common Stock associated with each Right (initially, one to one). Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph (the "Flip-In Event"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the Flip-In Event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                  In the event that following the Stock Acquisition Date, (i) the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

                  Units of Preferred Shares which are purchasable under the Plan will not be redeemable, and will be subordinate to any other shares of Preferred Stock that may be issued by the Company. Each Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share, but in no event shall such minimum preferential quarterly dividend payment be less than $1.00 per share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 100 times the payment made per Common Share, but in no event shall they receive less than $1.00 per share plus accrued and unpaid dividends and distributions. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation, or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These Rights are protected by customary antidilution provisions.

                  Because of the nature of the voting, dividend, and liquidation rights of the Preferred Shares, the value of the one one-hundredth unit interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

                  The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, or (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  No fractional Units of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock (or of the Common if there is no trading market for the Preferred) on the last trading date prior to the date of exercise.


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                  At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price, payable, at the election of a majority of the Directors, in cash or in securities of the Company.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Preferred Stock (or other consideration) of the Company as set forth above.

                  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person); provided that no amendment may reduce the Redemption Price or provide for an earlier Expiration Date.

                  A copy of the Rights Agreement was filed as an Exhibit to the Company's Report on Form 8-K filed on April 15, 1999. The summary description of the Rights set forth herein does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.           Exhibits.

Exhibit                     Description

   1       Rights Agreement, dated as of April 13, 1999, between          *
           Systems & Computer Technology Corporation and
           ChaseMellon Shareholder Services LLC.

   2       Terms of Series A Participating Preferred Stock (which         *
           is attached as Exhibit A to the Rights Agreement referred to in Exhibit 1 hereto).

   3       Form of Right Certificate (which is attached as Exhibit        *
           B to the Rights Agreement referred to in Exhibit 1 hereto)


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*        Previously filed by the Company as part of Exhibit 4.1 to the Company's
         Report on Form 8-K filed on April 15, 1999, which exhibit is incorporated herein by reference thereto.


                                    SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  April 15, 1999                 SYSTEMS & COMPUTER
                                      TECHNOLOGY CORPORATION



                                      By: /s/ Richard Blumenthal
                                         -------------------------------------
                                               Richard Blumenthal, Esquire
                                               Senior Vice President, General
                                               Counsel and Secretary



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